UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 1-8974

Honeywell Puerto Rico Savings and Ownership Plan
(Full Title of Plan)

Honeywell International Inc.
101 Columbia Road
Morris Township, NJ 07962

(Name of Issuer of Securities Held Pursuant to the Plan and
the Address of its Principal Executive Office)

Honeywell Puerto Rico Savings and Ownership Plan

Index

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	4

Notes to Financial Statements	5-18

Supplemental Schedule: *

Schedule H, Line 4(i) – Schedule of Assets (held at end of year) December 31, 2009	19

Signatures	20

Exhibit:

Exhibit I – Consent of Independent Registered Public Accounting Firm	21

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Honeywell Puerto Rico Savings and Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Honeywell Puerto Rico Savings and Ownership Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional anlaysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Relgulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 28, 2010

Honeywell Puerto Rico Savings and Ownership Plan
Statement of Net Assets Available for Benefits
at December 31, 2009 and 2008

	2009	2008

	(dollars in thousands)
Plan interest in Honeywell Savings and Ownership Plan Master Trust at fair value	$2,246	$662
Participant loans at fair value	21	—

Total investments	2,267	662

Receivables:
Participating employees	41	—
The Company, net of forfeitures	8	—

Total Receivables	49	—

Net assets available for benefits at fair value	2,316	662

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5)	—

Net assets available for benefits	$2,311	$662

The accompanying notes are an integral part of these financial statements.

Honeywell Puerto Rico Savings and Ownership Plan
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2009

2009

(dollars in thousands)
Additions to net assets attributable to:
Contributions:
Participating employees	$1,052
The Company, net of forfeitures	249
Roll-over contrbutions	18

Total contributions	1,319

Investment gain from Plan interest in Honeywell Savings and Ownership Plan Master Trust	408

Total additions	1,727

Deductions from net assets attributable to:
Benefits to participants	(77)
Plan expenses	(1)

Total deductions	(78)

Net increase in net assets during the year	1,649

Net assets available for benefits:
Beginning of year	662

End of year	$2,311

The accompanying notes are an integral part of these financial statements.

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

1.	Description of the Plan

General

On May 1, 2008 the Honeywell Puerto Rico Savings and Ownership Plan (the “Plan”) was established as a defined contribution plan for certain employees of Honeywell International Inc. (the “Company”), ADI of Puerto Rico, Inc. and Honeywell Aerospace de Puerto Rico, Inc (together with the Company, the “Employer”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”) and the Puerto Rico Internal Revenue Code (the “Code”). The following represents a summary of key provisions of the Plan but does not purport to be complete and is qualified in its entirety by the terms of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company is the Plan Administrator and has full discretionary authority to manage and control the operation and administration of the Plan, including the power to interpret the provisions of the Plan, to promulgate regulations for the Plan’s administration, to enter into agreements with trustees to provide for the investment of Plan assets, to appoint investment managers to direct such trustees and to delegate its administrative responsibilities. The day to day administration of the Plan is handled by ING Institutional Plan Services, LLC (“ING”), formerly known as CitiStreet. The trustee of the Plan is Banco Popular de Puerto Rico (the “Trustee”) and the custodian of the Plan is State Street Bank and Trust Company (the “Custodian”).

Contributions and Vesting

Participants may elect to contribute from 1% to 20% of their eligible pay each pay period subject to certain restrictions for highly compensated employees. Contributions may be made either on a before-tax or after-tax basis, or a combination of both, and may be directed into any investment option available within the Plan. In addition to regular before-tax or after-tax contributions, eligible participants may also contribute catch-up contributions to the Plan on a before-tax basis. A participant is eligible to make catch-up contributions up to $1,000 for 2009 if they are at least age 50 by December 31st and are contributing at least 10% before-tax to the Plan or have contributed the maximum regular before-tax contributions to the Plan.

Generally, the Employer matching contribution does not begin until the first pay period following the employee’s completion of one year of service with the Employer. Additionally, the Employer matching contributions are made to the participants’ accounts each pay period that employee contributions are made to the Plan.

For contributions after August 28, 2009, the Employer will contribute 25 percent of such participant’s contribution to the Plan, up to the maximum of 6 percent of a participant’s base pay. Prior to this period, Employer matching contributions were 50 percent of participant’s contribution up to a maximum of 6 percent of a particpants’ base pay contributed into the Plan (excluding rollover and catch-up contributons).

The Employer does not match catch-up contributions. All of the Employer’s matching contributions are initially invested in the Honeywell Common Stock Fund.

Participants have a full and immediate vested interest in the portion of their accounts contributed by them and the earnings on such contributions. A participant generally does not have a vested interest in any Employer contributions made to his or her account until he or she completes three years of

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

vesting service with the Employer or one of its affiliated companies or he or she reaches age 65 while an employee of the Employer. In addition, if an employee has less than three years of vesting service and terminates employment with the Company before age 65, the participant or his beneficiary will become 100 percent vested in the value of Employer contributions if the termination was due to: (1) retirement under the terms of a Honeywell pension plan in which he/she may participate, (2) disability, (3) death, (4) reduction in force or layoff (as determined by the Company), or (5) his/her business unit is sold or divested.

A participant may also become 100 percent vested in the event the Company permanently discontinues contributions to or terminates the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (1) the Employer’s matching contribution, (if applicable), and (2) investment earnings, and charged with an allocation of investment losses and administrative expenses. The allocation is based on participants’ account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Loans will be made to participants from their account balances in the following order (1) before-tax contributions and earnings, (2) after-tax contributions and earnings, (3) rollover contributions and earnings, (4) prior employer contributions and earnings, and (5) vested Employer matching contributions and earnings.

The loan amount must be at least $1,000. The maximum loan amount to a participant is the lesser of (1) $50,000, reduced by a participant’s highest combined outstanding loan balance and accrued interest during the preceding twelve month period, or (2) 50% of the vested portion of a participant’s account including loan balance(s) less any current outstanding loan balance(s). The interest rate on the loans will generally be the published prime rate plus 1% for the month preceding the effective date of the loan. However, the Employer may revise this rate of interest for any new loans if it determines that the prime rate plus 1% is no longer a reasonable rate of interest. The rate used will be fixed for the term of the loan. The term of any loan shall not be less than 1 month or more than 60 months unless used to acquire a principal residence for which the term can be up to 25 years.

Interest rates for loans outstanding at December 31, 2009, were approximately 4.25%. There were no loans outstanding at December 31, 2008.

Termination

Although it has not expressed intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used in accordance with the terms of the Plan.

Distribution of Benefits

Upon termination of service with the Employer, the entire vested amount in the participant’s account can be distributed, at the participant’s election, in a single payment. If no distribution election is made by the participant and the participant’s account balance exceeds $1,000, the balance in the account will remain in the Plan and shall be distributed (1) at the participant’s request, or (2) upon the participant’s death, whichever is earlier. When a participant dies, if his or her spouse is the

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

beneficiary, the spouse may remain in the Plan until December 31 of the calendar year following the calendar year of the participant’s death. If the value of the participant’s account is $1,000 or less, the entire amount in the participant’s account is distributed in a single payment to the participant’s beneficiary (ies) according to the terms of the Plan.

Forfeitures

Forfeitures of the Employer’s contributions and earnings thereon because of terminations and withdrawals reduce contributions otherwise due from the Employer. Employer contributions were reduced by $3 thousand due to forfeited nonvested accounts for the year ended December 31, 2009 and by $1 thousand due to forfeited nonvested accounts for the period May 1, 2008 (inception date) to December 31, 2008.

2.	Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

For investment and administrative purposes, the Plan’s assets are custodied in the Honeywell Savings and Ownership Plan Master Trust (“Master Trust”) along with the assets of the Honeywell Savings and Ownership Plan (the “HSOP”) and the Honeywell Secured Benefit Plan. The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions and allocated investment income less Plan distributions, allocated investment losses and allocated expenses.

Participant loans are valued at cost plus accrued interest, which approximates fair value.

Payment of Benefits
Benefits are recorded when paid.

Expenses

Certain external and internal expenses relating to the administration of the Master Trust and managing the investment funds established thereunder are not borne by the participating plans. Brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are paid out of the fund to which such charges are attributable. Certain other fees are charged directly to the participants account with respect to which the fee relates.

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

New Accounting Standard

In May 2009, the FASB issued new guidance on subsequent events. The standard provides guidance on management’s assessment of subsequent events and incorporates this guidance into accounting literature. The implementation of this standard did not have a material impact on the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.	Interest in Honeywell Savings and Ownership Plan Master Trust

The Plan’s investment is in the Master Trust, which is commingled with the assets of the HSOP and the Honeywell Secured Benefit Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Custodian. At December 31, 2009 and 2008,the Plan, the HSOP and the Honeywell Secured Benefit Plan’s interest in the net assets of the Master Trust was 0.027%, 97.614%, and 2.359%, and 0.009%, 92.847% and 7.144%, respectively. Investment income/loss is allocated based on participant balances, and administrative expenses relating to the Master Trust and are allocated daily to the individual plans based upon the asset value balances invested by each plan.

The Master Trust is comprised of the following types of investments as of December 31, 2009 and 2008:

	2009	2008

	(dollars in millions)
Investments, at fair value
Honeywell common stock	$2,129	$1,778
Mutual funds	183	154
Common & Commingled Trust funds	2,962	3,285
Common stocks (separately managed portfolios)	803	614
Short-term investments	1,267	53
Guranteed Investment contracts	927	1,570

Total investments, at fair value	8,271	7,454

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(17)	(6)

	$8,254	$7,448

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

The Master Trust’s investment income for the year ended December 31, 2009 is presented in the following table. The net appreciation loss/(depreciation) consists of both realized gains (losses) on investments bought and sold, as well as, unrealized gains (losses) on investments held during the year by the Master Trust.

2009

(dollars in millions)

Investment income
Net appreciation in fair value of investments:
Honeywell common stock	$366
Mutual funds	34
Common & Commingled Trust funds	538
Common stocks (separately managed portfolios)	179

Net Appreciation	1,117

Dividends	84
Interest	56

Total Investment Income	$1,257

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

Investment Valuation and Income Recognition – Master Trust

Master Trust investments are stated at fair value. Investments in mutual and common/commingled funds are valued at the net asset value of units held at year-end. Common stocks, including Honeywell Common Stock, traded on a national securities exchange, are valued at the last reported sales price or close price at the end of the year. Fixed income securities traded in the over-the-counter market are valued at the bid prices. Short-term securities are valued at amortized cost, which includes cost plus accrued interest, which approximates fair value. Investment contracts are stated at fair value based on discounted cash flow method.

Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

From time to time, investment managers may use derivative financial instruments including forward exchange and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Master Trust held no derivative instruments as of December 31, 2009.

The Plan’s interest in the Master Trust represents more than 5 percent of the Plan’s net assets at December 31, 2009 and 2008.

Guaranteed Investment Contracts

The Master Trust entered into benefit-responsive investment contracts, such as traditional guaranteed investment contracts and synthetic guaranteed investment contracts (“GICs”) with various third parties. These benefit-responsive investment contracts are held through the Honeywell Short Term Fixed Income Fund. Contract values represent contributions made to the investment contract plus earnings, less participant withdrawals and administrative expenses.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The contract values of the synthetic GICs were $784 million and $907 million at December 31, 2009 and 2008, respectively. Included in the contract values of the synthetic GICs are $10 million and $(6) million at December 31, 2009 and 2008, respectively, attributable to wrapper contract providers representing the amounts by which the value of the investment contracts is more than or less than the value of the underlying assets.

A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party which are backed by assets owned by the third party. The contract values of the traditional GICs were $126 million and $657 million at December 31, 2009 and 2008, respectively.

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

The average yield rate of the Honeywell Short Term Fixed Income Fund was 2.50% for the year ended December 31, 2009, and the average yield rates of the Honeywell Short Term Fixed Income Fund and the Honeywell Secured Benefit Fund were 3.2% and 11.8%, respectively, for the year ended December 31, 2008. The average crediting interest rate of the Honeywell Short Term Fixed Income Fund was 1.59% for the year ended December 31, 2009, and the average crediting interest rates of the Honeywell Short Term Fixed Income Fund and the Honeywell Secured Benefit Fund were 5.0% and 12.3%, respectively, for the year ended December 31, 2008. The Master Trust is exposed to credit loss in the event of non-performance by the companies with whom the GICs are placed. The Company does not anticipate non-performance by these companies.

Certain events limit the ability of the Plan/Master Trust to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

In October 2008, State Street Global Advisors (the “SSgA”) as investment manager of the Honeywell Short-Term Fixed Income Fund sold certain illiquid securities from the fund to State Street Corporation (“State Street”). While State Street had no obligation to do so, they purchased bonds (valued at $276.8 million) which were identified by SSgA as having potential downside valuation risk if the market remained disrupted. In addition, State Street made a cash infusion to the fund of $31.5 million for a total of $308.3 million of cash into the fund. Had the identified bonds been held to maturity and presuming all matured, the par value of the bonds would have been approximately $313 million. As of February 2010, State Street had received a prohibited transaction exemption from the Department of Labor for this bond purchase and cash infusion. This is a prohibited transaction at the Master Trust level. Management feels that appropriate disclosure of this transaction is included in the financial statements

Fair Value Measurement

In September 2006, the Financial Accounting Standards Board issued accounting guidance on fair value measurements which is effective for fiscal years beginning after November 15, 2007.

This accounting guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. Specifically, the guidance:

•

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

• Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

• Eliminates large position discounts for financial instruments quoted in active markets; and

• Expands disclosures about instruments measured at fair value.

Determination of Fair Value

The Master Trust’s valuation methodologies for assets and liabilities measured at fair value are described on page 10 - Investment Valuation and Income Recognition – Master Trust. The methods described on page 10 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

The guidance establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

• Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 — inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Honeywell International Inc. common stock, other common stocks and mutual funds

Honeywell International Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape. Other common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Mutual funds values are based on the Net Asset Value (“NAV”) that is quoted on an active market. Honeywell International

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

Inc. common stock, other common stocks and mutual funds are all classified within level 1 of the valuation hierarchy.

Common and commingled trust funds

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of units outstanding. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy. The Common and Commingled Trust Funds held by the Master Trust comprise of target date funds, equity index funds, and stable value funds. These funds permit daily redemption of units.

Short-term investments consisting of corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored enterprise obligations, and Other

A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, bids provided by brokers or dealers, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within level 2 of the valuation hierarchy.

Guaranteed Investment contracts

The fair value of the synthetic guaranteed investment contracts is based on the underlying investments. As of December 31, 2009, the investments underlying the synthetic guaranteed investment contracts are comprised of approximately 18% of Corporate Bonds, 5% of Collaterized Mortgage Obligations, 35% of Asset-Backed Securities, 5% of Short-term investments, and 37% of US Treasury Securities. They are classified within level 2 of the valuation hierarchy. See page 10 of these financial statements for further information on these contracts.

Guaranteed investment contracts and wrapper values are valued using discounted cash flow method and are classified as level 3 of the valuation hierarchy. See page 10 of these financial statements for further information on these contracts.

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

The following table presents the Master Trust’s assets measured at fair value as of December 31, 2009, within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

	(dollars in millions)

Common Stock:
Honeywell Common Stock	$2,129	$—	$—	$2,129
Large Cap Value	358	—	—	358
Large Cap Growth	259	—	—	259
Small-to -Mid Cap Value	92	—	—	92
Small-to -Mid Cap Growth	94	—	—	94

Total Common Stock	2,932	—	—	2,932
Mutual Fund:
Large Cap Value	183	—	—	183

Total Mutual Fund	183	—	—	183
Common & Commingled Trust Funds:
Target Date Funds	—	878	—	878
Equity Index Funds	—	2,082	—	2,082
Stable Value Fund	—	2	—	2

Total Common & Commingled Trust Funds	—	2,962	—	2,962
Short Term Investments	—	1,267	—	1,267
Guaranteed Investment Contracts	—	794	133	927

Total Investments iat fair value	$3,115	$5,023	$133	$8,271

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

The following table presents the Master Trust’s assets measured at fair value as of December 31, 2008, withn the valuation hierarchy.

	Level 1	Level 2	Level 3	Total

		(dollars in millions)

Common Stock:
Honeywell Common Stock	$1,778	$—	$—	$1,778
Large Cap Value	314	—	—	314
Large Cap Growth	180	—	—	180
Small-to -Mid Cap Value	61	—	—	61
Small-to -Mid Cap Growth	59	—	—	59

Total Common Stock	2,392	—	—	2,392
Mutual Fund:
Large Cap Value	154	—	—	154

Total Mutual Fund	154	—	—	154
Common & Commingled Trust Funds:
Target Date Funds	—	683	—	683
Equity Index Funds	—	2,602	—	2,602

Total Common & Commingled Trust Funds	—	3,285	—	3,285
Short Term Investments	—	53	—	53
Guaranteed Investment Contracts	—	902	668	1,570

Total Investments at fair value	$2,546	$4,240	$668	$7,454

The following table summaries changes in the fair value of the Traditional guaranteed investment contracts for the year ended December 31, 2009 and 2008:

	(dollars in millions)
	2009	2008

Balance, beginning of year	$668	$655

Realized gains/(losses)	(10)	0

Purchases, sales, issuances and settlements (net)	(525)	13

Balance, end of year	$133	$668

Amount of total gain or losses for the year attributed to the change in unrealized gains/losses relating to assets and liabilities still held at year end	$(3)	$(41)

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

Participant Loans

Certain investments representing outstanding participant loans are included only at the Plan level. Participant loans are classified within level 3 of the valuation hierarchy since the fair market value is the outstanding principal amount of the loans and related accrued interest receivable. Therefore, the only changes in the loan value during the year are the new issuances of loans less the loan repayments.

The Plan had participant loans outstanding at December 31, 2009 of $21 thousand. The net increase of $21 thousand in 2009 represents loan issuances, conversions and interest of $28 thousand, less loan retirements, defaults and payments toward outstanding loans of $7 thousand.

4	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2009	December 31, 2008

	(dollars in thousands)

Honeywell Common Stock	$608	$129
Short-term investment	12	—

	$620	$129

2009

(dollars in thousands)
Changes in Net Assets:
Contributions	$438
Dividends	13
Net appreciation	66
Benefits paid to participants	(26)

$491

5.	Related Party Transactions

The Plan’s investment in the Master Trust constitutes a related-party transaction because the Company is both the plan sponsor and a party to the Master Trust. The Master Trust is invested in the Company’s common stock and the Plan is invested in participant loans, both of which qualify as related-party transactions. During the year ended December 31, 2009, the Master Trust made purchases of approximately $239 million and sales of approximately $254 million of the Company’s common stock. The Master Trust invests in commingled funds managed by the Custodian. These

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

investments qualify as party-in-interest transactions. In 2009, the Master Trust received dividend income of $84 million.

6	Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of stocks, GICs, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

7.	Federal Income Taxes

The Plan is designed and intended to be qualified under Section 1165(a) of the Code. The Plan will be submitted to the appropriate regulatory authorities in Puerto Rico for a determination of such qualification. No events have occurred with respect to the Plan or the associated Trust that, in substantial likelihood, would result in the Plan being disqualified by the appropriate regulatory authorities in Puerto Rico. The Trust associated with the Plan is intended to be exempt from Puerto Rico income taxation pursuant to the provisions of Section 1101(a) of the Code and, pursuant to Section 1022(i)(1) of ERISA. For United States income tax purposes, the Plan’s Trust is to be considered as an organization as described in Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”) and exempt under Section 501(a) of the U.S. Code. Accordingly, no provision for income taxes has been made.

8.	Reconciliation of Financial Statements to 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 to Form 5500:

	2009	2008

	(dollars in thousands)

Net assets available for benefits per the financial statements	$2,311	$662
Amounts allocated to withdrawing participants	(1)	—
Adjustment from contract value to fair value for benefit-responsive contracts	5	—

Net assets available for benefits per the Form 5500	$2,315	$662

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2009 to Form 5500:

2009

(dollars in thousands)
Benefits paid to participants per the financial statements	$77
Add: Amounts allocated to withdrawing participants at December 31, 2009	1

Benefits paid to participants per the Form 5500	$78

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2009 to Form 5500:

2009

(dollars in thousands)
Total investment income per the financial statements	$408
Net change in adjustment from fair value to contract value for fully benefit-responsive contracts	5

Total investment income per the Form 5500	$413

9.	Subsequent Events

The Company has evaluated subsequent events through the date of issuance of our financial statements.

Honeywell Puerto Rico Savings and Ownership Plan

Schedule H, Line 4(i) – Schedule of Assets (held at end of year) December 31, 2009 (Dollars in Thousands)

Identity of Issue	Description	Cost	Current Value

*Interest in Honeywell Savings and Ownership Plan Master Trust	Various investments	**	$2,246

*Participant Loans	(Interest rates range from 4.25% - 4.25%, maturing through January 25, 2013)	**	21

Total			$2,267

* Party-in-interest.
** Cost information not required for participant-directed investments.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Honeywell Puerto Rico Savings and Ownership Plan

	By:	/s/Brian Marcotte

Brian Marcotte
Vice President, Compensation and Benefits

Date: June 28, 2010